                                                                     EXHIBIT (b)

                                 CONFIDENTIAL
                               COMMITMENT LETTER


April 16, 2000



PH Casino Resorts, Inc.
c/o Harveys Casino Resorts
Highway 50
P.O. Box 128
Stateline, Nevada 89449

Attention:  Charles W. Scharer, President

            Re:  $900,000,000 Senior Secured Credit Facility for the
                 ---------------------------------------------------
                 Acquisition of Pinnacle Entertainment, Inc.
                 -------------------------------------------

Gentlemen:

Description of Transaction
--------------------------

     You have advised us that PH Casino Resorts, Inc., a Delaware corporation (the "Company") and a newly formed wholly owned, direct subsidiary of Harveys Casino Resorts, a Nevada corporation ("Harveys"), intends to (i) cause its newly formed, wholly owned, direct subsidiary ("Pinnacle Acquisition Co.") to merge (the "Pinnacle Merger") with and into Pinnacle Entertainment, Inc., a Delaware corporation ("Pinnacle"), with Pinnacle being the surviving corporation, as a result of which all of Pinnacle's outstanding common stock (except the Equity Rollover referred to below) will be converted into the right to receive $24.00 per share (or aggregate cash consideration of approximately $661.2 million) together with proceeds from contingent value rights described below, (ii) cause the surviving corporation of the Pinnacle Merger to assume approximately $28.1 million of the outstanding indebtedness of Pinnacle and its subsidiaries (collectively, the "Acquisition"), (ii) refinance approximately $350.0 million of Pinnacle's 9.25% subordinated notes, approximately $125.0 million of Pinnacle's 9.50% subordinated notes, approximately $191.4 million of indebtedness under Harveys' existing credit facility and approximately $150.0 million of Harveys' 10.625% subordinated notes (collectively, the "Refinancing"), and (iii) cause Harveys Acquisition Corporation, a Delaware corporation and a newly formed, wholly owned direct subsidiary of the Company, to merge with Harveys, resulting in Harveys being the surviving corporation and a wholly owned direct subsidiary of the Company (the "HCR Merger" and together with the Pinnacle Merger and the Refinancing, the "Transaction"). The Transaction will be accomplished through the issuance of approximately $550.0 million in unsecured subordinated notes (the "Subordinated Notes"), the incurrence of the senior secured bank financing described below and the conversion into common stock of the Company of
(a) approximately $71.0 million of Harveys' PIK preferred stock issued to Colony Capital, Inc. or one of its affiliates, including accumulated dividends (the "Equity Conversion"), and (b) approximately $50.0 million of the common equity of key shareholders of Pinnacle (the "Equity Rollover").

     We understand that the Pinnacle Merger will be accomplished pursuant to an agreement and plan of merger (the "Merger Agreement") among Pinnacle, the Company and Pinnacle Acquisition Co. In addition, contingent value rights will allow the shareholders of Pinnacle to receive up to one dollar ($1) per share of additional consideration based upon the net realized proceeds from the sale of a 97 acre parcel of land located in Inglewood (the "Inglewood Sale"), which amount may be adjusted in accordance with the Merger Agreement. Following the consummation of the Transaction, all of the outstanding capital stock of the Company will be owned by certain affiliates of Colony Capital, Inc. and the management of Harveys and Pinnacle, and all of the outstanding capital stock of Harveys and Pinnacle will be owned by the Company.

     We understand and agree that the Company may, at its option, restructure the Transaction into an alternative structure whereby Pinnacle is merged with and into a wholly owned direct or indirect subsidiary of Harveys, with Pinnacle being the surviving corporation (the "Alternate Transaction"); provided that in the Agents' (as defined below) reasonable judgment the structure of the credit support and the subordination of the Subordinated Notes is not materially different from the Transaction. We agree that our commitment is equally applicable to the Transaction and the Alternate Transaction. In the event that the Company elects to pursue the Alternate Transaction, we will upon the Company's request, negotiate in good faith to amend this Letter to reflect the Alternate Transaction.

     You have further advised us that the proceeds from the Subordinated Notes, a portion of the proceeds from the senior secured bank financing, the Equity Conversion, the Equity Rollover and excess cash on the balance sheet of Harveys and Pinnacle will be used to consummate the Transaction and to pay related tender fees of approximately $47.4 million (based on current assumptions, including a closing date of December 31, 2000, subject to change) and transaction costs of approximately $35.0 million (based on current assumptions, including a closing date of December 31, 2000, subject to change).

Description of Senior Secured Credit Facility
---------------------------------------------

     You have advised us that in connection with the Transaction, the Company will require senior secured bank financing consisting of a $200.0 million five-year term loan A credit facility (the "Term Loan A"), a $500.0 million six-year term loan B credit facility (the "Term Loan B"; and together with the Term Loan A, the "Term Loan Facility") and a $200.0 million five-year revolving credit facility (the "Revolver"; and together with the Term Loan Facility, the "Credit Facility"). A portion of the Revolver will be made available for the issuance of letters of credit in an amount of $15.0 million plus (a) an additional amount available solely for the existing $45.0 million letter of credit for Bluffs Run, and (b) an additional amount available solely for the issuance of an approximately $27.0 million letter of credit to support Pinnacle's obligation to make distributions to its former shareholders from the Inglewood sale. In addition, up to

$15.0 million of the Revolver will be made available for swingline loans. You have further advised us that on the date of the initial funding of the Credit Facility (the "Closing Date"), the Company will use all of the proceeds of the Term Loan Facility and proceeds from the Revolver in an amount to be determined to finance a portion of the Transaction.

     Based upon and subject to the foregoing, and pursuant to the terms and conditions described below, Canadian Imperial Bank of Commerce is pleased to confirm that it or one or more of its agencies, branches or affiliates (collectively, "CIBC"), Bankers Trust Company ("BT") and Lehman Commercial Paper Inc. ("LCPI"), an affiliate of Lehman Brothers Inc. ("LB"), collectively commit to provide, on a several and not joint basis, all of the Credit Facility described above and in the Term Sheet attached as Annex A hereto (the "Term
                                                  -------
Sheet") in the amounts set forth on Schedule I hereto.  In addition, the Company
                                    ----------
hereby agrees that CIBC World Markets Corp. ("CIBC World Markets") will act as exclusive arranger (the "Lead Arranger"), and CIBC World Markets is pleased to confirm that it is willing to use reasonable commercial efforts to arrange a syndicate of other banks and financial institutions; each such bank and financial institution, including CIBC, BT and LCPI (and any successors and assigns of such banks and financial institutions), being a "Lender" and, collectively, the "Lenders") to provide a portion of the Credit Facility (it being agreed that no party will become a Lender without the prior written consent of the Company, which consent will not be unreasonably withheld or delayed). CIBC will act as administrative agent for the Lenders (in such capacity, the "Administrative Agent"). BT will act as syndication agent for the Lenders (in such capacity, the "Syndication Agent"), and LB will act as documentation agent for the Lenders (in such capacity, the "Documentation Agent"; together with the Syndication Agent and the Documentation Agent, the "Agents"). The Syndication Agent and the Documentation Agent shall have no roles or responsibilities under the Credit Facility, except as expressly set forth in this Letter. The Company hereby agrees that no other agents, co-agents or arrangers will be appointed, no other titles will be awarded and no compensation (other than as expressly set forth in the Term Sheet and accompanying fee letter dated as of the date hereof (the "Fee Letter")) will be paid in connection with the Credit Facility unless the Lead Arranger shall so agree.

     In addition, we agree that if Harveys agrees to consummate any other acquisitions previously disclosed to the Agents prior to the Closing Date, then the Agents will, upon the reasonable request of the Company, negotiate, in good faith, with an intent to increase the amount of the Credit Facility to finance such other acquisitions, it being understood that any such increase shall be at the sole and absolute discretion of each of the Agents. Any such increase will be subject to satisfactory completion of due diligence with respect to such acquisition and credit approval.

Conditions Precedent
--------------------

     We have reviewed certain historical and pro forma financial statements of Harveys and its subsidiaries and of Pinnacle and its subsidiaries and have met with members of the management and other representatives of Harveys regarding the transactions contemplated hereby, and we are pleased to advise you that the results of our due diligence investigation of Harveys and its subsidiaries and Pinnacle and its subsidiaries to date are satisfactory.

     Our commitment is subject to (i) the accuracy in all material respects of the Company's representation set forth below (without the knowledge qualification) regarding the Information (as defined below) and the Projections (as defined below), (ii) the negotiation, execution and delivery of definitive financing agreements, in each case prepared by the Lead Arranger's counsel and reasonably satisfactory to the Agents and the Lead Arranger, containing the terms set forth herein and in the Term Sheet and other provisions to the extent not inconsistent with such terms that the Agents and the Lead Arranger reasonably may deem appropriate, (iii) the consummation of the Pinnacle Merger in accordance in all material respects with the Merger Agreement we have reviewed and the consummation of the HCR Merger as described above, (iv) the receipt of all required governmental, regulatory, and other material third party approvals and appropriate legal opinions, in form and substance reasonably satisfactory to the Agents and the Lead Arranger, (v) the issuance of the Subordinated Notes in an aggregate principal amount of not less than $550.0 million and on terms and conditions reasonably satisfactory to the Agents and the Lead Arranger (based on the Agents' and the Lead Arranger's reasonable determination of then current market terms), (vi) the receipt of appraisals and environmental and related reports reasonably satisfactory to the Agents and the Lead Arranger, and (vii) the satisfaction of the conditions to be set forth in the definitive documentation relating to the Credit Facility, including, without limitation, those conditions set forth in the attached Term Sheet. Our commitment shall also be subject to the Agents' and the Lead Arranger's determination that there has not occurred any material adverse change in the financial or capital markets in which the Lead Arranger or any Agent participates since the date hereof that in our reasonable judgment could reasonably be expected to materially impair syndication of the Credit Facility or any Material Adverse Effect. As used herein, Material Adverse Effect means any set of circumstances or events which are not in existence as of the November 30, 1999 (with respect to Harveys) or December 31, 2000 (with respect to Pinnacle) or were not disclosed (other than matters of a general economic or gaming industry nature or contained in the public filings of Harveys or Pinnacle prior to the date hereof) to the Agents as of the date hereof which are material and adverse to the collateral or the condition (financial or otherwise), business operations or prospects of (a) Harveys and its subsidiaries and Pinnacle and its subsidiaries, taken as a whole, (b) the ability of the Company, Harveys and Pinnacle and their respective material subsidiaries to perform their obligations under the Credit Facility, or (c) the ability of the Administrative Agent or the Lenders to enforce any of their material rights or remedies under the Credit Facility. Those matters that are not covered by the provisions hereof and of the Term Sheet are subject to the approval and agreement of the Lead Arranger, the Agents and the Company. Each Agent will promptly notify the Company upon receiving any written notice from any Lender of such Lender's determination not to provide its commitment for the Credit Facility due to a failure of a condition precedent to the Credit Facility.

Syndication
-----------

     As we discussed, the Lead Arranger intends to arrange for the syndication of the Credit Facility. The Lead Arranger will manage all aspects of the syndication, including decisions as to the selection of institutions to be approached and when they will be approached, when their commitments will be accepted (subject to the Company's consent, which consent will not be unreasonably withheld or delayed), the allocations of the commitments among the Lenders and the amount and distribution of fees among the Lenders. In that regard, the Company agrees to actively assist, and to take all reasonable efforts to cause Pinnacle and Harveys to assist, the

Lead Arranger in the syndication of the Credit Facility, which assistance will require, among other things, that the Company provide (to the extent reasonably available) all information the Lead Arranger or the Administrative Agent reasonably deems to be necessary to successfully complete the syndication.

     In addition, the Company agrees upon reasonable notice to promptly provide, and to cause its consultants and advisors to provide, to the Lead Arranger all financial and other information the Lead Arranger may reasonably request in its or their possession or reasonably available to it or them with respect to Harveys and its subsidiaries, Pinnacle and its subsidiaries, the Transaction and any other transactions contemplated thereby, including but not limited to information and projections prepared by the Company, Harveys, Pinnacle or their respective advisors relating to the Company and its subsidiaries, Pinnacle and its subsidiaries, the Transaction and the other transactions contemplated thereby, during regular business hours to answer questions regarding the Credit Facility, to review and assist in the preparation of the syndication memorandum relating to the Credit Facility, to meet with prospective Lenders and to use commercially reasonable efforts to ensure that the Lead Arranger's syndication efforts benefit from the lending relationships of Harveys, the Company and their respective subsidiaries.

     The descriptions of the Credit Facility are based on current market conditions and the Lead Arranger shall be entitled at its reasonable discretion, after consultation with the Company and the Agents, to modify the structure, pricing or terms of the Credit Facility to reflect market conditions or if the Lead Arranger determines that such changes are advisable in order to ensure a successful syndication; provided that the aggregate amount of the Credit
                        --------
Facility shall remain unchanged.

     The Company represents that, based on its review and analysis, (a) all information, other than Projections (as defined below), which has been or is hereafter made available to the Lead Arranger, the Agents or the other Lenders by the Company or any of its representatives in connection with the transactions contemplated hereby (the "Information") and, as supplemented as contemplated by the next sentence, to the Company's knowledge, is (or will be, in the case of Information made available after the date hereof) complete and correct in all material respects when taken as a whole and does not (or will not, as the case may be) contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not materially misleading in light of the circumstances under which such statements were or are made, and (b) all financial projections concerning Harveys, the Company, Pinnacle and their respective subsidiaries that have been or are hereafter made available to the Lead Arranger, the Agents or the other Lenders by the Company or any of its representatives in connection with the transactions contemplated hereby (the "Projections") have been (or will be, in the case of Projections made available after the date hereof) prepared in good faith based upon reasonable assumptions (it being understood that such projections are subject to significant uncertainties and contingencies, many of which are beyond the Company's control, and that no assurance can be given that any particular projections will be realized). The Company agrees to supplement the Information and the Projections from time to time until the Closing Date so that the representation and warranty in the preceding sentence is correct on the Closing Date. In arranging and syndicating the Credit Facility, the Lead Arranger will be using and relying on the Information and the Projections without independent verification thereof.

Fees and Expenses; Indemnity
----------------------------

     In consideration of the Credit Facility to be arranged for by the Lead Arranger, the Company shall pay to the Lead Arranger and the Administrative Agent the fees set forth in and in accordance with the separate Fee Letter from the Lead Arranger and CIBC to the Company. In addition, the Company agrees to pay to the Lead Arranger for distribution to each Agent a non-refundable commitment fee in an amount equal to 0.375% per annum of the aggregate principal amount of the Credit Facility committed by each Agent as set forth on Schedule I annexed hereto, such fee to begin accruing upon your acceptance of this Fee Letter and to be payable on the earlier of (x) the Closing Date and (y) the date of termination of the commitments of the Agents. On the Closing Date, any amount paid under the commitment fee shall be fully creditable against any financing fee payable by the Company to the Lead Arranger or such Agent.

     In addition, and regardless of whether the transactions contemplated hereunder are consummated, the Company agrees to pay the reasonable costs and expenses (including the reasonable fees and expenses of external counsel (including, without limitation, any local counsel retained with the prior written consent of the Company (which consent will not be unreasonably withheld or delayed)) to the Lead Arranger and CIBC, reasonable professional fees of consultants, appraisers and other experts retained in consultation with the Company and reasonable out-of-pocket expenses of the Lead Arranger and CIBC incurred in connection with the preparation, execution and delivery of this Letter and the definitive financing agreements and the syndication of the Credit Facility. Such expenses shall be due and payable promptly following demand (including reasonable supporting reconciliation) by the Lead Arranger or, at the Lead Arranger's discretion, shall be due and payable at closing. The Company also agrees to pay all reasonable costs and expenses of the Lead Arranger and CIBC (including, without limitation, reasonable fees and disbursements of internal and external counsel) incurred in connection with the enforcement of any of its rights and remedies hereunder.

     The Company further agrees to indemnify and hold harmless, release and discharge each of the Lenders, each Agent and the Lead Arranger, and each director, officer, employee, agent, attorney and affiliate thereof (each an "indemnified person") from and against any and all losses, claims, damages, liabilities or other expenses to which the Lead Arranger, any Agent or a Lender or such indemnified persons may become subject, insofar as such losses, claims, damages, liabilities (or actions or other proceedings commenced or threatened in respect thereof) or other expenses arise out of or relate to or result from the Transaction, relating to the extension of the financing contemplated by this Letter, or any use or intended use of the proceeds of any of the loans and other extensions of credit contemplated by this Letter, and to reimburse the Lead Arranger, each Agent and each of the Lenders and each indemnified person for any and all reasonable legal or other expenses incurred in connection with investigating, defending or participating in any such investigation, litigation or other proceeding (whether or not any such investigation, litigation or other proceeding involves claims made between the Company or any third party and the Lead Arranger, any Agent and such Lender or any such indemnified person, and whether or not such Lender or any such indemnified person is a party to any investigation, litigation or proceeding out of which any such expenses arise); provided, however, that the indemnity contained herein shall not apply to the
--------  -------
extent that such losses, claims, damages, liabilities or other expenses result from the gross negligence or willful misconduct of the Lead

Arranger, such Agent, such Lender or indemnified person, as determined by a final, non-appealable judgment of a court of competent jurisdiction, or claims by the Company or Harveys against the Lead Arranger, any Agent or any Lender arising from a breach by such person of its obligations hereunder. Neither the Lead Arranger, any Agent nor any Lender nor the Company nor Harveys shall be responsible or liable to any other party or any other person for punitive or consequential damages which may be alleged as a result of this Letter. The foregoing provisions of this paragraph shall be in addition to any rights that the Lead Arranger, each Agent, any Lender or any indemnified person may have at common law or otherwise.

     All payments hereunder shall be made free and clear of any set-off, withholding, claims or applicable taxes (other than taxes based on income or franchise taxes) and shall be made in U.S. dollars (unless otherwise specified).

     This provision shall survive termination of this Letter but shall be superceded in its entirety by the indemnity provisions contained in the definitive documentation entered into in connection with the Credit Facility upon the execution and delivery thereof.

Confidentiality
---------------

     The Company agrees that the existence of this Letter and the terms and conditions hereof are confidential and may not be disclosed to any third party without the Agents' and the Lead Arranger's prior written consent except to the extent that such disclosure (a) is required by law, regulation, supervisory and agency authorities, or other applicable judicial or governmental order, (b) was or becomes generally available to the public other than as a result of a disclosure by one of the parties, (c) is made on a comparable confidential basis to the Company's and Pinnacle's respective officers and directors, attorneys, accountants or tax advisors, financial advisors, investment bankers and other advisors on a need to know basis, (d) is made on a comparable confidential basis to investment banks and other entities (and their counsel) on a need to know basis involved in the issuance of the Subordinated Notes and in registration statements, prospectuses or offering circulars relating to the issuance of the Subordinated Notes, (e) is made on a comparable confidential basis to Colony Capital, Inc. and its affiliates and their attorneys and advisors or (f) in connection with litigation concerning the terms hereof.

     The Company acknowledges that the Lead Arranger, LCPI and the Agents may share with any of their affiliates (including, in the case of CIBC, CIBC Inc.) any information provided by the Company, Pinnacle or their respective subsidiaries and affiliates in connection with the proposed Transaction, and that the Lead Arranger, LCPI and the Agents reserve the right to employ the services of such subsidiaries and affiliates in order to fulfill their obligations under this Letter; provided any confidential information is held in
                               --------
accordance with their customary procedures for handling confidential information as provided below.

     The Company should be aware that other parties with conflicting interests may also be the Lead Arranger's, LCPI's or any Agent's customers, and that the Lead Arranger, LCPI and the Agents may be providing financial or other services to them. However, the Lead Arranger, LCPI and the Agents assure that, consistent with their long standing policy to hold in confidence the affairs of their customers, the Lead Arranger, LCPI and the Agents will not furnish confidential information obtained from the Company, Pinnacle, Harveys or any of their respective subsidiaries or advisors or representatives to any other customer or prospective customer, and will hold such information confidential in accordance with their customary procedures for handling confidential information. By the same token, the Lead Arranger, LCPI and the Agents will not make available to the Company, Pinnacle, Harveys or any of their respective subsidiaries confidential information that the Lead Arranger, LCPI or such Agent has obtained from any other customer.

     This provision shall survive the termination of this Letter.

Governing Law; Jurisdiction; Waivers
------------------------------------

     WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAWS, THE LEAD ARRANGER, THE AGENTS, LCPI AND THE COMPANY HEREBY AGREE THAT THIS LETTER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, U.S.A.

     WITH RESPECT TO ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS LETTER OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE PERFORMANCE OF ANY OF THE PARTIES HEREUNDER, THE COMPANY HEREBY IRREVOCABLY (A) SUBMITS TO THE NON-EXCLUSIVE JURISDICTION OF ANY NEW YORK STATE OR FEDERAL COURT SITTING IN NEW YORK, NEW YORK, U.S.A.; (B) AGREES THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN SUCH NEW YORK STATE OR FEDERAL COURT; (C) WAIVES THE DEFENSE OF ANY INCONVENIENT FORUM; (D) AGREES THAT A FINAL JUDGMENT OR RULING IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN ANOTHER JURISDICTION BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW; (E) WAIVES ALL RIGHTS TO TRIAL BY JURY; AND (F) CONSENTS TO SERVICE OF PROCESS BY MAILING OR DELIVERING A COPY OF SUCH PROCESS TO THE COMPANY AT ITS ADDRESS SET FORTH ON THE FIRST PAGE OF THIS LETTER AND AGREES THAT SUCH SERVICE SHALL BE EFFECTIVE FIVE DAYS AFTER BEING SENT OR DELIVERED. THE COMPANY REPRESENTS AND WARRANTS THAT IT HAS CONSULTED WITH COUNSEL AND UNDERSTANDS THE RAMIFICATIONS OF THE FOREGOING.

     THIS PROVISION SHALL SURVIVE THE TERMINATION OF THIS LETTER.

Amendments; Assignment
----------------------

     This Letter may not be amended or modified except in a writing signed by the parties hereto. This Letter contains the entire agreement among the Lead Arranger, LCPI, the Agents and the Company and supersedes all prior understandings, written or oral, between the parties.

     The Company may not assign or delegate any of its undertakings hereunder without the prior written consent of the Lead Arranger, LCPI and the Agents, except to Harveys or any of its subsidiaries.

Miscellaneous
-------------

     For the convenience of the parties, any number of counterparts of this Letter may be executed by the parties hereto. Each such counterpart shall be, and shall be deemed to be, an original instrument, but all such counterparts taken together shall constitute one and the same agreement.

     The Company agrees that the Lead Arranger, LCPI and the Agents have the right to place advertisements in financial and other newspapers and journals at its own expense describing its services to the Company hereunder; provided that
                                                                  --------
the Lead Arranger, LCPI and the Agents will obtain prior written consent from the Company (which consent will not be unreasonably withheld or delayed) if such advertisement occurs prior to the closing of the Credit Facility.

     The Company and the Lead Arranger acknowledge and agree that there are no brokers, representatives or other persons which have an interest in the compensation due to the Lead Arranger from any transaction contemplated herein.

     The Company, the Lead Arranger, LCPI and each Agent agree that the Lead Arranger, LCPI and each Agent shall be considered independent contractors in relation to the Company under this Letter.

Termination
-----------

     Our offer will terminate at 5:00 p.m. (Pacific time) on April 17, 2000, unless on or before that date you sign and return an enclosed counterpart of this Letter together with an executed copy of the accompanying Fee Letter concerning certain fee arrangements. The Credit Facility referred to herein shall in no event be available unless the Transaction have been consummated on or prior to March 15, 2001.

     Please acknowledge your agreement to the terms and conditions hereof and of the attached Term Sheet by signing the enclosed copy of this Letter below and returning same together with the letter regarding fees and the fees payable thereunder to the Lead Arranger and the Agents before the expiration date referred to above.


                  [Remainder of page intentionally left blank]

          We appreciate having been given the opportunity by you to be involved in this transaction.

                                    Very truly yours,

                                    CIBC WORLD MARKETS CORP.

                                    By: /s/ Paul J. Chakmak
                                       ----------------------------
                                    Paul J. Chakmak
                                    Managing Director

                                    CANADIAN IMPERIAL BANK OF COMMERCE

                                    By: /s/ Paul J. Chakmak
                                       ----------------------------
                                    Paul J. Chakmak
                                    Managing Director
                                    CIBC World Markets Corp., AS AGENT


                                    BANKERS TRUST COMPANY

                                    By: /s/ Alexander B. U. Johnson
                                       ----------------------------
                                    Name: Alexander B. U. Johnson
                                    Title: Managing Director

                                    LEHMAN BROTHERS INC.

                                    By: /s/ Michael Konigsberg
                                       ----------------------------
                                    Name: Michael Konigsberg
                                    Title: Managing Director


                                    LEHMAN COMMERCIAL PAPER INC.

                                    By: /s/ Jeffrey Goodwin
                                       ----------------------------
                                    Name: Jeffrey Goodwin
                                    Title: Authorized Signatory

AGREED AND ACCEPTED
the 16th day of April, 2000

PH CASINO RESORTS, INC.


By: /s/ Charles W. Scharer
   -----------------------
Title: President
      --------------------

                                  SCHEDULE I

                                  Commitments
                                  -----------

                                            Revolver                 Term Loan A               Term Loan B
Canadian Imperial
  Bank of Commerce                           $115,000,000               $115,000,000             $310,000,000

Bankers Trust Company                        $ 60,000,000               $ 60,000,000             $150,000,000

Lehman Commercial Paper                      $ 25,000,000               $ 25,000,000             $ 40,000,000
  Inc.

                            PH CASINO RESORTS, INC.
                  $900,000,000 Senior Secured Credit Facility
                        Summary of Terms and Conditions

The following summarizes selected terms of the senior secured credit facility to be utilized in connection with the proposed Transaction (as defined in the Commitment Letter to which this Summary of Terms and Conditions is attached). This Summary of Terms is intended merely as an outline of certain of the material terms of such senior secured credit facility. It does not include descriptions of all of the terms, conditions and other provisions that are to be contained in the definitive documentation relating to such senior secured credit facility and it is not intended to limit the scope of discussion and negotiation of any matters not inconsistent with the specific matters set forth herein. All terms defined in the Commitment Letter to which this Summary of Terms is attached and not otherwise defined herein shall have the same meanings when used herein.

--------------------------------------------------------------------------------

BORROWER:           PH Casino Resorts, Inc.

GUARANTORS:         All domestic subsidiaries of the Borrower (including without limitation Harveys, Pinnacle and the subsidiaries of Pinnacle listed on the Schedule to the Merger Agreement existing on the Closing) that currently exist or are hereinafter created.

LEAD ARRANGER AND
SOLE BOOKRUNNER:    CIBC World Markets Corp.

ADMINISTRATIVE
AGENT: Canadian Imperial Bank of Commerce, acting through one or more of its affiliates (collectively, "CIBC").


SYNDICATION AGENT:  Bankers Trust Company.

DOCUMENTATION
AGENT:              Lehman Brothers Inc.

LENDERS:            CIBC, the Syndication Agent, Lehman Commercial Paper Inc.
                    and a syndicate of financial institutions acceptable to the Borrower and the Lead Arranger.

CLOSING: The effective date of the loan documentation and satisfaction of Conditions Precedent, but not later than March 15, 2001.

CREDIT FACILITY:    A $900,000,000 senior secured credit facility comprised of
                    (i) a $200,000,000 revolving credit facility (the
                    "Revolver"), (ii) a $200,000,000 term loan A (the "Term A"), and (iii) a $500,000,000 term loan B (the "Term B").

ACQUISITION:        The Borrower's acquisition of Pinnacle for $24 per share
                    (subject to adjustment upon the sale of the Inglewood property as described in the Commitment Letter) in cash, totaling approximately $661,200,000 plus the refinancing and assumption of approximately $257,900,000
                    (based on current assumptions, including a December 31, 2000 closing, subject to change) of net debt, and payment of transaction costs.


DESCRIPTION OF REVOLVER
-----------------------

REVOLVER:           A $200,000,000 revolving credit facility.

MATURITY:           The fifth anniversary of Closing.

AVAILABILITY:       Revolving loans may be drawn, repaid and redrawn until
                    Maturity.

LETTER OF
CREDIT SUBLIMIT:    The Revolver will contain a sublimit of $45,000,000 for the
                    Bluffs Run letter of credit, a sublimit of approximately
                    $27,000,000 for the Inglewood Sale letter of credit and a sublimit of $15,000,000 for the issuance of other letters of credit.

SWING LINE:         A $15,000,000 Swing Line to be provided by CIBC, with all
                    Lenders risk participating. Swing Line outstandings to bear interest at the Base Rate plus the Base Rate Margin, for the account of CIBC, and to be drawn for not more than five consecutive business days.


DESCRIPTION OF TERM A
---------------------

TERM A:             A $200,000,000 fully amortizing term loan.

MATURITY:           The fifth anniversary of Closing.

AVAILABILITY:       The Term A shall be fully funded at Closing to effect the
                    Acquisition and shall amortize quarterly in annual amounts equal to the product of the Term A amount and the percentages set forth for the correlative periods below:


                                 Year           Percentage
                                 ----           ----------
                                  1                10.0%
                                  2                15.0%
                                  3                20.0%
                                  4                25.0%
                                  5                30.0%


DESCRIPTION OF TERM B
---------------------

TERM B:             A $500,000,000 amortizing term loan.

MATURITY:           The sixth anniversary of Closing.

AVAILABILITY:       The Term B shall be fully funded at Closing to effect the
                    Acquisition and shall amortize quarterly in annual amounts equal to the product of the Term B amount and the percentages set forth for the correlative periods below:


                                 Year           Percentage
                                 ----           ----------
                                  1                1.0%
                                  2                1.0%
                                  3                1.0%
                                  4                1.0%
                                  5                1.0%
                                  6               95.0%


GENERAL TERMS & CONDITIONS
--------------------------

PURPOSE: The Credit Facility shall be used to consummate the Transaction (including the refinancing of certain existing indebtedness of Pinnacle and Harveys at Closing), and thereafter for general corporate purposes, including working capital, refinancings, acquisitions, investments, and capital expenditures.

SECURITY:           All obligations of the Borrower and the Guarantors under the
                    Credit Facility shall be secured by a first priority perfected security interest in the following:

                    (i) Deed of trust or mortgage (as applicable) on the fee simple and leasehold real properties owned by the Borrower and the Guarantors;
                    (ii) First preferred ship mortgages on all vessels owned by the Borrower and the Guarantors;
                    (iii) All stock, ownership units, membership interests and notes owned by the Borrower and the Guarantors, 65% of the stock in foreign subsidiaries; and
                    (iv) All other current and future tangible and intangible assets owned by the Borrower and the Guarantors, including real estate, equipment, inventory, receivables, contracts, trademarks, and intellectual property, subject to customary exceptions for transaction of this type, such as assets held internationally and gaming licenses; it being the intent of the parties to consider in good faith the exceptions in the existing Harveys and Pinnacle credit facilities.

BORROWING RATE:     The margin on Eurodollar Rate and Base Rate borrowings shall be set according to the Pricing Matrix set forth below:

                    "Eurodollar Rate" means the rate that appears on page 3750 of the Dow Jones Telerate Screen as of 11:00 a.m. London Time two business days prior to funding.

                    "Base Rate" means a fluctuating rate of interest equal to the higher of: (i) CIBC's reference rate and (ii) the Federal Funds rate, as published from time to time (calculated on a 365-day basis), plus 50 basis points.

COMMITMENT
FEE: The Borrower shall pay a per annum fee as determined by the Pricing Matrix set forth below, calculated on a 360-day basis payable, quarterly in arrears, on the unused portion of the Revolver.

PRICING MATRIX:     The Borrowing Rate and Commitment Fee will be determined by a pricing matrix based on the Borrower's Total Leverage (in basis points):


                                                                   Revolver/Term A                 Term B
                                                              -----------------------            ----------
                                          Total            Eurodollar         Commitment         Eurodollar
                         Level           Leverage            Margin              Fee               Margin
                     --------------------------------------------------------------------------------------
                          I          x less than 2.50        175.00              37.50              325.00
                         II          2.50 lesser than        200.00              37.50              325.00
                                       or equal to
                                     x less than 3.00
                        III          3.00 lesser than        225.00              37.50              325.00
                                       or equal to
                                     x less than 3.50
                         IV          3.50 lesser than        250.00              50.00              325.00
                                       or equal to
                                     x less than 4.00
                          V          4.00 lesser than        275.00              50.00              325.00
                                       or equal to
                                     x less than 4.50
                         VI          4.50 lesser than        300.00              50.00              325.00
                                       or equal to
                                     x less than 5.00
                        VII          5.00 lesser than        325.00              50.00              350.00
                                       or equal to x

                    The Base Rate Margin shall be equal to the applicable Eurodollar Rate Margin less 100.0 basis points.

                    Total Leverage means the ratio of (i) Consolidated
                    Total Indebtedness divided by (ii) EBITDA (pro forma for the Belterra development and any future acquisitions or divestitures). Total Indebtedness means the sum of (a) obligations for borrowed money (including reimbursement obligations under letters of credit), (b) obligations as a lessee that are capitalized in accordance with GAAP, (c) all debt secured by a lien on any asset whether or not such debt is otherwise an obligation of the Borrower, and (d) contingent obligations where the primary obligation of such contingent obligation constitutes indebtedness, calculated as of the last business day of each fiscal quarter. EBITDA means the Borrower's net income plus interest expense, income tax expense, depreciation expense, amortization expense, pre-opening expense, any other non-recurring and non-cash expenses and fees and expenses (including employee benefits and severance) related to acquisitions and divestitures to be mutually agreed upon, less interest income and any non-recurring and non-cash gains, calculated on a rolling four-quarter basis at the end of each fiscal quarter.

CALCULATION OF
INTEREST AND FEES:  Interest on Base Rate loans will be calculated on the basis of a 365-day year, and interest on Eurodollar Rate loans will be calculated on the basis of a 360-day year. Eurodollar Rate loans will be available for one, two, three and six month interest periods. Interest will be payable quarterly in arrears for Base Rate loans and on the last day of the applicable interest period for Eurodollar Rate loans (and in the case of Eurodollar Rate loans with an interest period of six months, on the three month anniversary thereof). Letter of Credit fees will be based on the applicable Eurodollar Margin, will be calculated on the basis of a 360-day year, and will be payable quarterly in arrears.

YIELD PROTECTION:   The definitive financing agreement will contain customary
                    provisions relating to capital adequacy protection, Eurodollar breakage costs, certain taxes imposed and other provisions to protect the anticipated yield to Lenders.

REPRESENTATIONS
AND WARRANTIES:     Customary for credit agreements of this nature including,
                    but not limited to, corporate existence, authorization, enforceability, financial information, compliance with laws
                    (including environmental), no material litigation, liens, payment of taxes, full disclosure and no material adverse change.

CONDITIONS
PRECEDENT:          Customary for credit agreements of this nature, including, but not limited to:

                    (i) The Transaction shall have been consummated in accordance in all material respects with the Merger Agreement; other documentation (other than those instruments or agreements provided as part of the Information prior to the date hereof) entered into in connection with the Transaction shall be reasonably satisfactory in form and substance to the Agents and the Lead Arranger; the final terms and conditions of the Transaction, including, without limitation, all legal and tax aspects thereof, shall be materially consistent with the description provided in the Commitment Letter and, to the extent not consistent with such descriptions, otherwise reasonably satisfactory to the Agents and the Lead Arranger;

                    (ii) Receipt of all necessary regulatory and material third party approvals in connection with the Transaction;

                    (iii) Receipt of unaudited financial statements for the most recently available monthly period and year-to-date versus prior year for both Harveys and Pinnacle;

                    (iv) Issuance of not less than $550.0 million of Subordinated Notes on terms and conditions reasonably satisfactory to Lead Arranger (based on the Agents' and the Lead Arranger's reasonable determination of then current market terms);

                    (v)    Reasonably satisfactory opinions of counsel;

                    (vi)   Reasonably satisfactory appraisals;

                    (vii) Reasonably satisfactory completion of environmental and legal due diligence;

                    (viii) Reasonably satisfactory certificate of solvency;

                    (ix) Total Leverage of the Borrower and its subsidiaries on the Closing Date shall not exceed 5.10:1.00; and

                    (x) No Material Adverse Effect. As used herein, Material Adverse Effect means any set of circumstances or events which are not in existence as of the date hereof or were not disclosed (other than matters of a general economic or gaming industry nature or contained in the public filings of

                           Harveys or Pinnacle prior to the date hereof) to the Agents and the Lead Arranger as of the date hereof which are material and adverse to the collateral or the condition (financial or otherwise), business operations or prospects of (a) Harveys and its subsidiaries and Pinnacle and its subsidiaries, taken as a whole, (b) the ability of the Company, Harveys and Pinnacle and their respective material subsidiaries to perform their obligations under the credit facility, or (c) the ability of the Agents or the Lenders to enforce any of their material rights or remedies under the credit facility.

FINANCIAL
COVENANTS:          Customary for credit agreements of this nature, including, but not limited to, the following:

                    Minimum Consolidated Net Worth: As of the last day of each fiscal quarter, the Borrower shall maintain a consolidated net worth of not less than the sum of (i) a to be determined percentage of consolidated net worth as of the first fiscal quarter following Closing, plus (ii) a to be determined percentage of consolidated net income, plus (iii) a to be determined percentage of the net cash proceeds from any equity offering.

                    Maximum Total Leverage: As of the last day of each fiscal quarter, the Borrower shall not permit Total Leverage to exceed to be determined levels.

                    Maximum Senior Leverage: As of the last day of each fiscal quarter, the Borrower shall not permit the ratio of (i) Consolidated Total Indebtedness, less unsecured subordinated indebtedness, divided by (ii) Consolidated EBITDA (pro forma for any acquisitions or divestitures), to exceed to be determined levels.

                    Minimum Fixed Charge Coverage: As of the last day of each fiscal quarter, the Borrower shall not permit the ratio of
                    (i) Consolidated EBITDA less maintenance capital expenditures, divided by (ii) the sum of (a) interest expense, (b) scheduled principal payments, and (c) income taxes to be less than to be determined levels.

NEGATIVE
COVENANTS:          Customary for credit agreements of this nature, including, but not limited to, limitations on the following:

                    (i)    Maintenance Capital Expenditures;
                    (ii)   Acquisitions and Expansion Capital Expenditures;
                    (iii)  Investments;
                    (iv)   Other Indebtedness;
                    (v)    Restricted Junior Payments; and
                    (vi)   Liens.

MANDATORY AND
VOLUNTARY
PREPAYMENTS:        The Term A and Term B will be permanently reduced by to be determined percentages of the net cash proceeds from the events listed below (with certain exceptions and certain reinvestments permitted).


                    (i)    Certain equity and debt issuances;
                    (ii)   Asset sales; and
                    (iii)  Insurance proceeds from condemnation or casualty;

                    Voluntary prepayments of the Term A or Term B, or reduction of the Revolver commitment, may be made at any time without premium or penalty (subject to applicable Call Protection), provided that voluntary prepayments of Eurodollar Loans made on a date other than the last day of an applicable interest period applicable thereto shall be subject to customary breakage costs.

                    All Mandatory or Voluntary Prepayments of the Term A and Term B shall be applied pro-rata and shall be applied to reduce ratably the then remaining scheduled principal payments. The Term B lenders shall have the right to refuse up to 50% of their repayment, which will then be applied to repay the Term A until the Term A is repaid in full, at which point the remaining proceeds will be applied to the Term B. In the event the Term A and Term B have been repaid, the net cash proceeds will be applied to reduce the Revolver commitment.

CALL PROTECTION:    Any Mandatory or Voluntary Prepayments on the Term B through the first anniversary of Closing shall be subject to a premium of 1%.

EVENTS OF
DEFAULT: Customary for credit agreements of this nature including, but not limited to, failure to pay interest, principal or fees when due, any material inaccuracy of any representation or warranty, material cross default, insolvency, bankruptcy events, material judgments, ERISA events, change of control, change in nature of business, failure to maintain first priority perfected security interest, invalidity of guarantee, liquidations or dissolutions, and loss of a material license.

ASSIGNMENTS AND
PARTICIPATIONS:     The Borrower may not assign its obligations under the Credit
                    Facility without the prior written consent of the Lenders.
                    The Lenders will be permitted to assign their commitments, in a minimum amount of $2,500,000, to Eligible Assignees (to be defined) with the consent of the Borrower (such consent being required only so long as no event of default has occurred or is continuing) and the Administrative Agent
                    (such consent not to be unreasonably withheld or delayed).
                    Assignees will have all the rights and obligations of the assigning Lender.

                    Each Lender will have the right to sell participations in its rights and obligations under the Credit Facility, subject to customary restrictions on participants' voting and other rights.

FEES AND EXPENSES:  The Borrower will pay all reasonable expenses incurred by the Lead Arranger, including, without limitation, those related to the preparation arrangement, negotiation, documentation, syndication, closing and administration of this transaction (whether or not the transaction actually closes). The Borrower will pay the Lead Arranger and Administrative Agent the fees detailed in the Commitment Letter and the Fee Letter.

WAIVERS AND
AMENDMENTS:         Lenders holding more than 50% of the Credit Facility size
                    ("Majority Lenders") may approve waivers or amendments, provided that the approval of all Lenders shall be required to extend the maturity date for any payment (in such case only the approval of all Lenders whose commitments are affected thereby), decrease the interest rate, principal, or any fees, release a material portion of the security, waive payment defaults, or change either this provision or the definition of "Majority Lenders."

MISCELLANEOUS:      Waiver of jury trial and consent to jurisdiction.

GOVERNING LAW:      State of New York.